


starpharma

31 January 2006

QUARTERLY CASH FLOW REPORT
PERIOD ENDED 31 DECEMBER 2005

Attached is the Appendix 4C – Quarterly Cash Flow Report – for Starpharma Holdings Ltd (ASX:SPL, USOTC:SPHRY) for the quarter ended 31 December 2005.

During the quarter the company completed an institutional placement and share purchase plan raising a total of A$15 million (before costs). This capital raising was completed in late December and A$12.9 million (A$12.1 million after costs) of the total funds are included in this report, with a further A$2.1 million received in January to be reflected in the next quarterly cash report.

The US National Institutes of Health (NIH) contract for the development of VivaGel™ commenced on 1 October 2005, and expenditure of A$0.8 million on this project is included in the December quarter operating outflows. This expenditure will be fully reimbursed under the NIH contract, and after allowing for this reimbursement the effective operating cash burn rate for the December quarter would be A$1.3 million.

Cash at the end of the December 2005 was A$15.5 million.

The Company is now in a strong position with sufficient cash reserves for more than two years of operation and non-dilutive US government funding to take the VivaGel™ product through to large scale population studies.

John W Raff
Chief Executive Officer

About Starpharma:

Starpharma Holdings Limited (ASX:SPL, USOTC:SPHRY) leads the world in the application of nanotechnology to pharmaceuticals. The Company's lead development product is VivaGel™, a vaginal microbicide designed to prevent the transmission of STIs, including HIV and genital herpes.

VivaGel™ is the first example of a product to come from Starpharma's dendrimer-based discovery pipeline, which also includes specific programs in the fields of ADME Engineering™ (using dendrimers to control where and when drugs go when introduced to the body), Polyvalency (using the fact that dendrimers can activate multiple receptors simultaneously) and Targeted Diagnostics (using dendrimers as a scaffold to which both location-signalling and targeting groups are added to allow location of specific cell type, such as cancer cells).

Starpharma also has equity interests in two companies:

- *Dendritic NanoTechnologies, Inc. (DNT)* – a US company established with the pioneer of dendrimer nanotechnology Dr Donald A. Tomalia and in which the Dow Chemical Company holds 30% equity ; and

- *Dimerix Bioscience Pty Ltd* – a specialist drug development company established to commercialise unique technology developed at the Western Australian Institute for Medical Research in the new field of receptor coupling, specifically G-Protein coupled receptors ("GPCRs").

Dendrimers: A type of precisely-defined, branched nanoparticle. Dendrimers have applications in the medical, electronics, chemicals and materials industries.

Microbicides: A microbicide inactivates, kills or destroys microbes such as viruses and bacteria. Microbicides may be formulated as gels, creams, sponges, suppositories or films with the purpose of reducing significantly the incidence of STIs. They are intended for vaginal or rectal use to afford protection for varying periods, from several hours up to days. Microbicides may also be designed to have a contraceptive function.

American Depositary Receipts (ADRs): Starpharma's ADRs trade under the code **SPHRY** (CUSIP number 855563102). Each Starpharma ADR is equivalent to 10 ordinary shares of Starpharma as traded on the Australian Stock Exchange. The Bank of New York is the depositary bank.

For further information:

Media	**Starpharma** www.starpharma.com		
Rebecca Wilson Buchan Tel: +61 2 9237 2800 Mob: +61 417 382 391 rwilson@bcg.com.au	**John Raff** Chief Executive Officer +61 3 8532 2701 john.raff@starpharma.com	**Jackie Fairley** Chief Operating Officer +61 3 8532 2715 jackie.fairley@starpharma.com	**Ben Rogers** Company Secretary +61 3 8532 2702 ben.rogers@starpharma.com

Rule 4.7B

Appendix 4C

Quarterly report for entities admitted on the basis of commitments

Name of entity

Starpharma Holdings Limited

ABN	Quarter ended ("current quarter")
20 078 532 180	**31 December 2005**

Consolidated statement of cash flows

Cash flows related to operating activities			**Current Quarter $A'000**	**Year to Date $A'000**
1.1	Receipts from customers		**543**	**963**
1.2	Payments for	(a) staff costs	**(903)**	**(1,767)**
		(b) advertising and marketing	-	-
		(c) research and development	**(1,824)**	**(4,084)**
		(d) leased assets	**(23)**	**(23)**
		(e) other working capital	-	-
1.3	Dividends received		-	-
1.4	Interest and other items of a similar nature received		**74**	**149**
1.5	Interest and other costs of finance paid		-	-
1.6	Income taxes paid		-	-
1.7	Other		-	-
	Net operating cash flows		**(2,133)**	**(4,762)**

Cash flows related to investing activities			
1.9	Payment for acquisition of:		
	(a) businesses (item 5)	-	-
	(b) equity investments	-	-
	(c) intellectual property	**21**	**21**
	(d) physical non-current assets	-	**(36)**
	(e) other non-current assets	-	-
1.10	Proceeds from disposal of:		
	(a) businesses (item 5)	-	-
	(b) equity investments	-	-
	(c) intellectual property	-	-
	(d) physical non-current assets	**8**	**8**
	(e) other non-current assets	-	-
1.11	Loans to other entities	-	-
1.12	Loans repaid by other entities	-	-
1.13	Other	-	-
	Net investing cash flows	**29**	**(7)**
1.14	**Total operating and investing cash flows**	**(2,104)**	**(4,769)**

Cash flows related to financing activities

1.15	Proceeds from issues of shares	12,911	12,911
1.16	Proceeds from sale of forfeited shares	-	-
1.17	Proceeds from borrowings	-	-
1.18	Repayment of borrowings	-	-
1.19	Dividends paid	-	-
1.20	Other: - Share Issue Costs	(779)	(779)
	Net financing cash flows	12,132	12,132
Net increase (decrease) in cash held		10,028	7,363
1.21	Cash at beginning of quarter/year to date	5,501	8,166
1.22	Exchange rate adjustments		
1.23	**Cash at end of quarter**	15,529	15,529

Payments to directors of the entity and associates of the directors
Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.24	Aggregate amount of payments to the parties included in item 1.2	(236)
1.25	Aggregate amount of loans to the parties included in item 1.11	-

1.26 Explanation necessary for an understanding of the transactions

Item 1.24 consists of the following:

(a) Remuneration paid to the Chief Executive Officer.

(b) Director's fees paid to Non-Executive Directors.

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

A $481,878 lease facility with National Australia Bank for the lease of laboratory equipment, which is guaranted by term deposit.

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

Nil

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities - Lease facility for laboratory equipment	482	482
3.2	Credit standby arrangements - Credit card facility	140	13

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
4.1	Cash on hand and at bank	9,179	1,190
4.2	Deposits at call	6,350	4,311
4.3	Bank overdraft	-	-
4.4	Other (provide details)	-	-
	Total: cash at end of quarter (item 1.23)	15,529	5,501

Acquisitions and disposals of business entities

		Acquisitions (Item 1.9(a))	Disposals (Item 1.10(a))
5.1	Name of entity	-	-
5.2	Place of incorporation or registration	-	-
5.3	Consideration for acquisition or disposal	-	-
5.4	Total net assets	-	-
5.5	Nature of business	-	-

Compliance statement

1. This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Law (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2. This statement does give a true and fair view of the matters disclosed.



....Date: 31 January 2006

B P Rogers

Company Secretary